UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

1.Item

Press Release entitled “Telefônica Brasil S.A. – Minutes of the 236th Meeting of the Board of Directors - Deliberation of Interest on Own Capital”, dated on August 19, 2013

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 236th MEETING OF THE BOARD OF DIRECTORS
OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: August 19th, 2013, at 11h00 a.m., at company headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Brooklin, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by the Directors that sign this minute, according to the article 19, paragraph 4 of the Bylaws, representing a quorum required for installation and deliberation.

4. RESOLUTIONS:

4.1. DISTRIBUTION OF INTEREST ON OWN CAPITAL: The Board of Directors approved, by unanimous decision, the proposal of distribution of Interest on Own Capital to the Company’s shareholders, in the amount of R$220.000.000,00 (two hundred and twenty million reais), corresponding to a net value, after deducting the Withholding Income tax, of R$187.000.000,00 (one hundred and eighty-seven million reais), which are imputed to the minimum mandatory dividend of the fiscal year 2013 ad referendum of the General shareholders meeting. The payment of such Interest on Own Capital will be at a date to be defined by the Company’s Board of Directors. The Interest on Own Capital shall be credited individually to shareholders, conform the share positions contained in Company’s records at the end of August 30th, 2013, inclusive. After this date, Company’s share will be considered “ex-Interest on Own Capital”.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, August 19, 2013. (signatures) Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-Chairman of the Board of the Directors; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Paulo Cesar Pereira Teixeira and Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this a faithful copy of the minutes of the 236th meeting of the Board of Directors of Telefônica Brasil S.A., held on August 19th, 2013, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	August 19th, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director